

September 21, 2021

Megan Clarken
Chief Executive Officer
Criteo S.A.
32 Rue Blanche
Paris, France 75009

      Re: Criteo S.A.
           Form 10-K for the Fiscal Year Ended December 31, 2020
           Filed February 26, 2021
           Form 10-Q for the Quarterly Period Ended June 30, 2021
           Filed August 4, 2021
           Item 2.02 on Form 8-K
           Filed August 4, 2021
           File No. 001-36153

Dear Ms. Clarken:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue Excluding Traffic Acquisition Costs, page 67

1.   Your non-GAAP performance measures Revenue ex-TAC on a consolidated basis and by region disclosed in this section and throughout your filing, and Revenue ex-TAC margin disclosed in your earnings release appear to be more akin to gross profit. Please:
    - Revise the titles of these non-GAAP measures to reflect their nature;
    - Reconcile Revenue ex-TAC to gross profit, which appears to be the most directly comparable GAAP financial measure on the consolidated and regional bases;

Megan Clarken
Criteo S.A.
September 21, 2021
Page 2

- Disclose the most directly comparable GAAP measure with equal or greater prominence wherever the consolidated and regional Revenue ex-TAC non-GAAP measures are disclosed; and
- Disclose the ratio or measure as calculated using the most directly comparable GAAP financial measure wherever Revenue ex-TAC margin is disclosed.

We refer you to Item 10(e)(1)(i) of Regulation S-K, footnote 27 of SEC Final Rule Release No. 33-8176, and Question 102.10 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your Form 10-Q and Item 2.02 Form 8-K for the fiscal quarter ended June 30, 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services